UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated August 23, 2012.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE

PERIOD ENDED JUNE 30, 2012

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $19.8 million and operating income of $33.0 million for the second quarter of 2012

•	Generated distributable cash flow of $20.2 million for the second quarter of 2012

•	Dividend increased to $0.44 per unit for the second quarter of 2012

Subsequent events

•	Successfully completed first public follow-on equity offering raising total net proceeds of $223 million

•	Completion of acquisition of interests in the companies that own and operate the floating storage and regasification unit (“FSRU”) Nusantara Regas Satu.

Financial Results Overview

Golar LNG Partners L.P (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $19.8 million and operating income of $33.0 million for the second quarter of 2012, as compared to $18.2 million and $31.9 million, respectively for the second quarter of 20111.

Operating results for the second quarter of 2012 improved compared to the same period in 2011 due largely to lower operating costs offset in part by higher administrative expenses. All vessels operated well throughout the quarter with 100 per cent utilization.

Net interest expenses increased to $7.8 million for the second quarter of 2012 compared to $3.8 million for the same period in 2011. This is principally due to additional interest cost associated with the $222 million loan from Golar LNG Limited (“Golar”) in connection with the acquisition of the Golar Freeze.

Other financial items decreased by $4.7 million to a loss of $2.5 million for the second quarter of 2012 compared to the same period in 2011. The variance mainly relates to the changes in non-cash mark-to-market valuations of financial derivative instruments, principally interest rate swaps that are hedges against future interest rate movements.

1 Following the acquisition of the Golar Freeze from Golar, the comparative results for the second quarter of 2011 assume that the Golar Freeze was wholly owned by the Partnership for the entire period that the vessel has been under the common control of Golar.

The Partnership’s Distributable Cash Flow2 for the second quarter of 2012 was $20.2 million as compared to $19.0 million in the first quarter of 2012. This improvement is mainly due to the reduction in operating costs in the second quarter of 2012 compared to the first quarter offset in part by higher administrative expenses. Operating costs were higher in the first quarter of 2012 partly as a result of annual scheduled maintenance work on the two FSRU vessels operating in Brazil.

Golar Partners declared an increased dividend for the second quarter of $0.44 per unit, representing a 2.3% increase from the first quarter of 2012. The dividend was paid on August 15, 2012.

Follow-on Equity Offering

In July 2012, the Partnership closed a follow on public offering (the "Offering") of 5,500,000 common units representing limited partner interests at a price of $30.95 per common unit. Additionally, the Underwriters exercised in full their option to purchase an additional 825,000 common units in the Offering. The total number of common units sold in the Offering was therefore 6,325,000 and the net public proceeds raised was $188 million. Golar GP LLC, the Partnership's general partner, contributed a further $4.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. The Partnership also closed a private placement of 969,305 common units to Golar at a price of $30.95 per common unit.

Floating Storage and Regasification Unit Nusantara Regas Satu (formerly Khannur)

In July 2012, the Partnership completed its acquisition of interests in the companies that own and operate the floating storage and regasification unit ("FSRU") Nusantara Regas Satu (“NR Satu”) from Golar for a purchase price of $385 million. The vessel left the shipyard, following its FSRU retrofit, in April 2012 and was delivered to its charterers, Nusantara Regas, in early May 2012. Upon delivery, the NR Satu began operating under a charter with an initial term expiring at the end of 2022. Acceptance and delivery tests were successfully completed in July 2012. The FSRU is expected to contribute annual net cash from operations (before deduction of interest cost) of approximately $42m-$44m during the life of its charter.

The Partnership financed the acquisition of NR Satu with the $223 million in total net proceeds of its recent equity offering, cash on hand of $7 million and vendor financing from Golar in the amount of $155 million. The Partnership expects to refinance the loan from Golar with a bank financing during the third quarter of 2012.

Potential future growth opportunities

The Board believes that Golar Partners has significant further potential growth opportunities; in particular with regards to the possible acquisition of additional assets from Golar. Golar has two modern LNG carriers that are due for re-contracting within the next nine months and a fleet of eleven newbuild LNG carriers and two FSRU’s with delivery dates commencing in 2013. Given the tight shipping market and strong market fundamentals Golar Partners is optimistic that further acquisition candidates will materialise within the next twelve months.

In addition there are positive developments in the FSRU market. On July 5, 2012 Golar announced that it had been awarded the Gas Atacama Mejillones Seaport’s FSRU Project (“Gas Atacama”). The initial term of the contract, which is subject to certain Charterer conditions being met by the end of 2012, is for 15 or 20 years and is expected to generate an average annual earnings before interest, tax, depreciation and amortization of approximately US$47-US$48 million. On top of the initial term, Gas Atacama has three five-year contract extension options. Subject to the conditions being met, the FSRU is expected to be delivered to the project in the fourth quarter of 2015.

2 Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financing and Liquidity

As of June 30, 2012 the Partnership had cash and cash equivalents of $47.1 million and undrawn revolving credit facilities of $40 million. Total debt and capital lease obligations net of restricted cash was $701 million as of June 30, 2012.

Based on the above debt amount and annualized3 second quarter 2012 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 4.3 times.

As of June 30, 2012, Golar Partners had interest rate swaps with a notional outstanding value of $454 million representing approximately 95% of senior bank debt and capital lease obligations, net of restricted cash. The average fixed interest rate of these swaps is approximately 2.7%. Average margins paid on outstanding debt in addition to the interest rate are approximately 1.5%. The fixed rate of interest paid on the $222 million Golar LNG loan is 6.75%.

Outlook

The acquisition of NR Satu represents the Partnership’s second accretive acquisition. As a result of this acquisition, Golar Partners’ management recommended to the Board an increase in distribution of 10.5% to $0.475 per unit effective for the quarter ended September 30, 2012. This would represent an increase in the Partnership’s unit distribution of 23% since its initial public offering.

Following the acquisition, the Partnership’s contracted revenue backlog stands at approximately $2.3 billion and its average contract term is approximately 9 years.

LNG production capacity is expected to grow by in excess of 6% a year through to 2017 and at a likely faster rate to the end of the decade. . This could mean a requirement for in excess of 180 new LNG carriers by 2020. There are currently 75 LNG carriers on order and 349 vessels in the existing fleet (excluding FSRU’s). Of the existing fleet 46 vessels are more than 30 years old.

The Board is pleased with the development of Golar Partners and its two accretive acquisitions since its IPO in April 2011. During this time market fundamentals have strengthened and the fleet of potential dropdown candidates from Golar has increased with seven further vessel orders in addition to the fleet of seven existing operational vessels and six newbuildings. The Board is optimistic that Golar Partners can continue its high growth rate and thereby continue to increase distributions over the long-term. .

August 23, 2012
Golar LNG Partners
L.P. Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

3 Annualized means the year-to-date figure divided by the number of quarters to date multiplied by 4.
4 Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2012	2011[1]	2012	2012	2011[1]	2011[1]
(in thousands)	Apr-Jun	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

Total operating revenues	$51,483	$50,882	$50,788	$102,271	$100,551	$203,725
Vessel operating expenses	7,488	8,719	9,151	16,639	17,346	33,069
Voyage costs	398	115	36	434	161	238
Administrative expenses	1,694	1,227	1,022	2,716	3,003	5,203
Depreciation and amortization	8,884	8,954	8,797	17,681	17,750	35,634
Total operating expenses	18,464	19,015	19,006	37,470	38,260	74,144
Operating income	33,019	31,867	31,782	64,801	62,291	129,581
Financial income (expenses)
Interest income	456	287	469	925	650	1,547
Interest expense	(8,220)	(4,052)	(8,247)	(16,467)	(8,153)	(19,880)
Other financial items	(2,507)	(7,181)	(1,633)	(4,140)	(7,225)	(20,115)
Net financial expenses	(10,271)	(10,946)	(9,411)	(19,682)	(14,728)	(38,448)
Income before tax and non-controlling interests	22,748	20,921	22,371	45,119	47,563	91,133
Tax	(415)	(179)	(445)	(860)	(596)	(1,609)
Net income	22,333	20,742	21,926	44,259	46,967	89,524
Net income attributable to non-controlling interests	(2,504)	(2,506)	(2,471)	(4,975)	(4,884)	(9,863)
Net income attributable to Golar LNG Partners LP Owners	$19,829	$18,236	$19,455	$39,284	$42,083	$79,661

(1) Results for the Golar Freeze for the periods prior to her acquisition by the Partnership (on October 19, 2011) when she was owned and operated by Golar LNG Limited have been combined with the previously published results of the Partnership and are included in the results of all periods presented. These results are referred to as the Dropdown Predecessor.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At June 30,	At December 31,
(in thousands)	2012	2011

ASSETS
Short-term
Cash and cash equivalents	47,081	45,962
Restricted cash and short-term investments	25,250	24,512
Other current assets	3,349	3,065
Amounts due from related parties	1,631	3,076
Total Short-term Assets	77,311	76,615
Long-term
Restricted cash	141,804	140,262
Vessels and vessels under capital leases, net	835,103	853,055
Other long term assets	5,245	5,563
Total Assets	$1,059,463	$1,075,495

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	57,236	49,906
Current portion of obligations under capital leases	3,420	3,240
Other current liabilities	74,045	75,414
Amounts due to related parties	239	-
Total Short-term Liabilities	134,940	128,560
Long-term
Long-term debt	318,711	350,668
Long-term debt due to related parties	222,310	222,310
Obligations under capital leases	265,948	264,840
Other long-term liabilities	18,844	19,153
Total Liabilities	960,753	985,531

Equity
Total Partners’ capital	37,060	32,069)
Accumulated other comprehensive income (loss)	(5,060	(5,039)
Non-controlling interest	66,710	62,934

Total liabilities and equity	$1,059,463	$1,075,495

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	2012 Jan-Jun	2011[1] Jan-Jun

OPERATING ACTIVITIES
Net income	44,259	46,967
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,681	18,020
Amortization of deferred tax benefit on intragroup transfers	-	(270)
Amortization of deferred charges	437	428
Trade accounts receivable	131	663
Inventories	37	18
Prepaid expenses, accrued income and other assets	(571)	(557)
Amount due to/ from related companies	1,684	20,114
Trade accounts payable	314	(321)
Accrued expenses and deferred income	1,511	(3,084)
Unrealized foreign exchange losses	1,413	4,738
Interest element included in obligations under capital leases	148	376
Other current liabilities	(3,213)	(6,270)
Net cash provided by operating activities	63,831	80,822

INVESTING ACTIVITIES
Additions to vessels and equipment	(40)	(713)
Restricted cash and short-term investments	(799)	(499)
Net cash used in investing activities	(839)	(1,212)

FINANCING ACTIVITIES
Repayments of obligations under capital leases	(1,754)	(1,797)
Repayments of long-term debt	(24,627)	(23,399)
Non-controlling interest dividend	(1,200)	(1,000)
Cash distributions paid	(34,292)	(13,997)
Financing costs paid	-	(856)
Repayments of owner’s funding	-	(14,598)
Net cash used in financing activities	(61,873)	(55,647)

Net increase in cash and cash equivalents	1,119	23,963
Cash and cash equivalents at beginning of period	45,962	44,100
Cash and cash equivalents at end of period	$47,081	$68,063

(1)	Cash flows relating to the Golar Freeze for the periods prior to her acquisition by the Partnership (on October 19, 2011) when she was owned and operated by Golar LNG Limited have been combined with the previously published cash flows of the Partnership. These cash flows are referred to as the Dropdown Predecessor. As of October 19, 2011, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis.

(2)	On April 13, 2011, the Partnership completed its initial public offering (“IPO”). Prior to April 13, 2011, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”). Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2011 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.
(3)	Subsequent to the IPO in April 2011, on October 19, 2011, the Partnership acquired from Golar LNG Limited, 100% interests in subsidiaries which own and operate the FSRU, the Golar Freeze. This transaction is deemed also to be a reorganization of entities under common control. As a result, the Partnership’s financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar LNG Limited. The basis is similar to the carve out of the initial fleet as described above using a historical combined carve-out basis.

APPENDIX A – RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor’s net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

	Three months	Three months
	ended	ended
(in thousands)	June 30, 2012	March 31, 2012

Net income	$22,333	$21,926
Add:
Depreciation and amortization	8,884	8,797
Unrealized loss/(gain) from interest rate derivatives	1,125	(684)
Unrealized net loss/(gain) from foreign exchange and related foreign currency derivatives	(318)	602

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(8,664)	(8,664)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(3,123)	(2,986)

Distributable cash flow	$20,237	$18,991

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Six months	Six months
	ended	ended
(in thousands)	June 30, 2012	June 30, 2011

Net income	$44,259	$46,967
Depreciation and amortization	17,681	17,750
Interest income	(925	(650)
Interest Expense	16,467	8,153
Other financial items	4,140	7,225
Taxes	860	596

Adjusted EBITDA	$82,482	$80,041

Annualized adjusted EBITDA	$164,964	$160,082

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;
•	Golar Partners ability to increase distributions and the amount of any such increase;
•	The contributions to Golar Partners’ operating results of the Nusantara Regas Satu and itsrelated time charter after its acquisition in July 2012;
•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Nusantara Regas Satu;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;
•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;
•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;
•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners securities in the public market;
•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: August 23, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer